UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

FORM 11-K

______________

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No Fee Required]

For the year ended December 31, 2006

or

[  ]           TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [No Fee Required]

For the transition period from _____________ to ________________

Commission file number 33-91238

A.           Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
XPRE$$AVINGS 401(k) PLAN

B.           Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

U.S. XPRESS ENTERPRISES, INC.
4080 Jenkins Road
Chattanooga, TN  37421

Audited Financial Statements and Supplemental Schedule

Xpre$$avings 401(k) Plan

As of December 31, 2006 and 2005 and for the Year Ended December 31, 2006 with Report of Independent Registered Public Accounting Firm

Xpre$$avings 401(k) Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2006 and 2005 and for the Year Ended December 31, 2006

Report of Independent Registered Public Accounting Firm

The Plan Administrator of the
Xpre$$avings 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Xpre$$avings 401(k) Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP
Chattanooga, Tennessee
June 20, 2007

Xpre$$avings 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Investments, at fair value:
Interest-bearing cash	$316,067	$215,351
Participant loans	2,837,834	2,396,932
Mutual funds	27,918,290	24,377,695
Common stock	2,906,560	2,877,098
Collective trust fund	7,032,839	5,992,027
Total investments	41,011,590	35,859,103
Contributions receivable:
Participants	238,940	211,128
Employer	1,949,086	1,815,854
Total contributions receivable	2,188,026	2,026,982
Total assets	43,199,616	37,886,085

Liabilities
Excess contributions payable	74,492	182,985
Total liabilities	74,492	182,985

Net assets available for benefits, at fair value	43,125,124	37,703,100

Adjustment from fair value to contract value for investment in the collective trust fund	101,118	82,781

Net assets available for benefits	$43,226,242	$37,785,881

See accompanying notes.

Xpre$$avings 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

Additions to net assets attributed to:
Investment income	$1,622,847
Net appreciation in fair value of investments	796,404

Contributions:
Participants	6,610,011
Employer	1,949,086
Total additions	10,978,348

Deductions from net assets attributed to:
Benefits paid to participants	5,501,196
Administrative expenses	36,791
Total deductions	5,537,987

Net increase	5,440,361

Net assets available for benefits:
Beginning of year	37,785,881
End of year	$43,226,242

See accompanying notes.

Xpre$$avings 401(k) Plan
Notes to Financial Statements
December 31, 2006

1. Description of the Plan

The following description of the Xpre$$avings 401(k) Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the Plan document.

General

The Plan is a defined contribution plan established January 1, 1993, by U.S. Xpress Enterprises, Inc. (the “Company” and “Plan Administrator”) under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Employees are eligible to participate in the Plan when they have completed six months of service, as defined in the Plan document, and have attained age 18, effective January 1, 2006. Prior to January 1, 2006, the minimum age requirement was 21.

Plan Administration

The Plan is administered by the Investment Committee, which includes management personnel appointed by the executive officers of the Company, and Morgan Keegan & Company, Inc. who provides investment advisory services to the Plan. Investors Bank and Trust Company (“IBT”, the trustee) has a servicing agent agreement for trustee services with Diversified Investment Advisors, Inc. (“Diversified”) to provide the recordkeeping services for the trust.

Contributions

As defined in the Plan document, eligible employees may make before-tax contributions up to 75% of compensation and under certain circumstances, participants may make an additional catch-up contribution subject to certain limitations of the IRC. Catch-up contributions are not matched by the Company. The Company provides a contribution equal to 50% of each participant’s before-tax contribution up to a maximum of 6%, not to exceed 3% of a participant’s compensation. Participants must be employed on the last day of the Plan year to be eligible for the Company contribution.

Xpre$$avings 401(k) Plan
Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are fully vested in their contributions and the earnings thereon. Vesting in the Company matching contributions and earnings thereon is based on years of service. Participants who were eligible to enter the Plan before July 1, 2000, vest according to the following schedule:

Years of Service	Percent Vested
Less than 2 years	0%
2 but not more than 3 years	30%
3 but not more than 4 years	65%
4 or more years	100%

Participants who were eligible to enter the Plan on or after July 1, 2000, vest according to the following schedule:

Years of Service	Percent Vested
Less than 2 years	0%
2 but not more than 3 years	20%
3 but not more than 4 years	40%
4 but not more than 5 years	60%
5 but not more than 6 years	80%
6 or more years	100%

Participants automatically become 100% vested in the Company contributions upon attainment of normal retirement age, as defined in the Plan document, or termination due to death or total disability.

At December 31, 2006 and 2005 forfeited non-vested accounts totaled $204,494 and $136,147, respectively. These accounts may be used to reduce future employer contributions or pay Plan expenses. For the 2006 Plan year, non-vested forfeitures utilized to reduce employer contributions were $204,494.

Benefits

Upon retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the value of the participant’s vested account balance. In addition, participants may receive an in-service withdrawal of after-tax contributions or rollover contributions from previous plans. Hardship distributions are also permitted if certain criteria are met.

Xpre$$avings 401(k) Plan
Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related Company matching contributions, as well as the participant’s share of the Plan’s investment results and any related administrative expenses. Allocations of income and expenses are based on individual participant account balances in proportion to total participant account balances.

Participant Loans

Subject to approval, a participant can secure a loan from the Plan against his/her account balance for a minimum of $1,000 up to the lesser of 50% of the vested account balance or $50,000. Participants can have up to two loans outstanding at a time. Loans may generally be repaid over one to five years, unless the loan is used to purchase a principal residence in which case the repayment period can be extended up to fifteen years. Loans must be repaid through automatic payroll deductions unless otherwise provided for by the Plan Administrator. The interest rate is the prime rate plus 1% as determined by the Plan Administrator and is fixed over the life of the loan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).  The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans.  The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes.  The Plan has adopted the provisions of the FSP at December 31, 2006.

Xpre$$avings 401(k) Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value.  AICPA Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.  The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes.  Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

Income Recognition

Investment income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Net realized gains (losses) and unrealized appreciation (depreciation) are presented in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Investment Valuation

Investments of the Plan in mutual funds and common stock are stated at fair value, as determined by quoted active market prices on the last business day of the Plan year. Participant loans are valued at their outstanding balance, which approximates fair value. Purchases and sales of securities are reflected on a trade-date basis.

The Diversified Investment Advisors Stable Pooled Fund (Stable Pooled Fund) is a common/collective fund which invests all of its assets in the Wells Fargo Stable Return Fund G (the G Fund), a common/collective fund sponsored by Wells Fargo Bank.  The value of the Stable Pooled Fund is based on the underlying unit value reported by the G Fund.  The G Fund invests in investment contracts, such as traditional guaranteed investment contracts (GICs) and security-backed contracts issued by insurance companies and other financial institutions and carries its investments at contract value. The contract value of GICs represents contributions made under the contract less any participant-directed withdrawals plus accrued interest which has not been received from the issuer.  Security-backed contracts are carried at contract value in the aggregate, which consists of the fair value of the underlying portfolio, accrued interest on the underlying portfolio assets, the fair value of the contract, and the adjustment to contract value.  The fair value of a GIC is based on the present value of future cash flows using the current discount rate.  The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract.  The fair value of a wrapper contract provided by a security-backed contract issuer is the replacement cost, and is based on the wrapper contract fees.  All GICs and security-backed contracts held by the G Fund are fully benefit responsive, which means withdrawals from these investment contracts may be made at contract value for qualifying benefit payments, including participant-directed transfers.  The G Fund does not distribute investment income to unit holders, therefore, the appreciation or depreciation of units held and gain or loss on sale of units represent the sources of income to holders of the G Fund.

Xpre$$avings 401(k) Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

A Plan service fee equal to 0.0275% of each participant’s account balance is charged each quarter for administration and maintenance. In addition, a loan set-up fee of $75 per loan is charged to a participant’s account upon issuance of a loan. All other expenses, if any, are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

3. Investments

The individual assets that represent 5% or more of the Plan’s net assets as of December 31 are as follows:
	2006	2005
U.S. Xpress Enterprises, Inc. Common Stock	$2,906,560	$2,877,098
Diversified Investment Advisors, Inc.:
Equity Growth Fund	8,315,122	8,090,732
Intermediate Horizon Strategic Allocation Fund	4,484,267	3,832,434
Stable Pooled Fund (fair value is $7,032,839 and $5,992,027 at December 31, 2006 and 2005, respectively)	7,133,957	6,074,807
Value and Income Fund	2,264,535	1,622,223
American EuroPacific R3 Fund	2,392,194	-

Xpre$$avings 401(k) Plan
Notes to Financial Statements (continued)

3. Investments (continued)

During the year ended December 31, 2006, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated/(depreciated) in fair value as follows:

Fair value as determined by quoted market prices:
Mutual Funds	$887,146
Common Stock	(344,390)
Contract value as determined by quoted redemption value:
Collective Trust Fund	253,648
$796,404

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 24, 2004, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the IRC.

5. Related Party Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company, and certain others. Party-in-interest transactions include purchases and sales of mutual funds and a common trust fund offered by Diversified through IBT.

Other party-in-interest investments held by the Plan include Company common stock and participant loans.

6. Reconciliation Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2006
Net assets available for benefits per the financial statements	$43,226,242
Adjustment to report collective trust fund at fair value	(101,118)
Net assets available for benefits per the Form 5500	$43,125,124

Xpre$$avings 401(k) Plan
Notes to Financial Statements (continued)

6. Reconciliation Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of additions per the financial statements to total income on the Form 5500:

Year Ended December 31, 2006
Total additions per the financial statements	$10,978,348
Adjustment to report collective trust fund at fair value	(101,118)
Total income per the Form 5500	$10,877,230

The following is a reconciliation of additions per the financial statements to net income on the Form 5500:

Year Ended December 31, 2006
Net additions per the financial statements	$5,440,361
Adjustment to report collective trust fund at fair value	(101,118)
Net income per the Form 5500	$5,339,243

Xpre$$avings 401(k) Plan

EIN 62-1378182 Plan Number 001
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor, of Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Investors Bank & Trust Company	Interest—bearing Cash	$316,067
*	Diversified Investment Advisors, Inc.	Stable Pooled Fund	7,032,839
*	Diversified Investment Advisors, Inc.	Short Horizon Strategic Allocation Fund	291,439
*	Diversified Investment Advisors, Inc.	Short/Intermediate Horizon Strategic Allocation Fund	374,492
*	Diversified Investment Advisors, Inc.	Intermediate Horizon Strategic Allocation Fund	4,484,267
*	U.S. Xpress Enterprises, Inc.	U.S. Xpress Enterprises, Inc. Common Stock	2,906,560
*	Diversified Investment Advisors, Inc.	Intermediate/Long Horizon Strategic Allocation Fund	806,545
*	Diversified Investment Advisors, Inc.	Long Horizon Strategic Allocation Fund	1,257,869
*	Diversified Investment Advisors, Inc.	Core Bond Fund	1,231,047
*	Diversified Investment Advisors, Inc.	Value & Income Fund	2,264,535
*	Diversified Investment Advisors, Inc.	Stock Index Fund	1,170,122
*	Diversified Investment Advisors, Inc.	Equity Growth Fund	8,315,122
*	Diversified Investment Advisors, Inc.	Mid—Cap Value Fund	1,872,616
*	Diversified Investment Advisors, Inc.	Mid—Cap Growth Fund	1,613,065
*	Diversified Investment Advisors, Inc.	Special Equity Fund	1,562,124
	Vanguard Funds	REIT Index Investment Fund	282,853
	American Funds	American EuroPacific R3 Fund	2,392,194
*	Participant Loans	Loans to participants, with interest rates from 5.00% to 9.25%	2,837,834
			$41,011,590

*Indicates a party-in-interest to the Plan.
Note:  Cost information has not been included in column (d) because all investments are participant directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:                      June 22, 2007

U.S. XPRESS ENTERPRISES, INC.’S
Xpre$$avings 401(K) Plan

BY:           INVESTMENT COMMITTEE

BY:           /s/ LISA M. PATE
Lisa M. Pate
Member of the Investment Committee

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-91238) pertaining to the Xpre$$avings 401(k) Plan of our report dated June 20, 2007, with respect to the financial statements and schedule of the Xpre$$avings 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

/s/ ERNST & YOUNG LLP

Chattanooga, Tennessee
June 20, 2007